UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	Y0017S102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leskira Holdings Co. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,088,031

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,088,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,088,031

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	Y0017S102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leveret International S.A.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,088,031

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,088,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,088,031

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*  On October 31, 2014, Leveret International Inc. transferred its corporate domicile from the Republic of Liberia to Luxembourg and changed its corporate name to Leveret International S.A.  There was no change in beneficial ownership as a result of this event.

CUSIP No	Y0017S102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dimitris Melisanidis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

915,000

6.	SHARED VOTING POWER

10,088,031

7.	SOLE DISPOSITIVE POWER

915,000

8.	SHARED DISPOSITIVE POWER

10,088,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,003,031

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 9 to Schedule 13G amends and restates in its entirety Amendment No. 8 to Schedule 13G filed by the reporting persons listed below in Item 2 (the "Reporting Persons") with the Securities and Exchange Commission on February 12, 2016 ("Amendment No. 8") solely to correct a clerical error in the place of organization and business address of Levert International S.A., one of the Reporting Persons.  The amount beneficially owned by each Reporting Person has not changed from Amendment No. 8.

CUSIP No	Y0017S102

Item 1.	(a).	Name of Issuer:

Aegean Marine Petroleum Network Inc.

(b).	Address of issuer's principal executive offices:

10 Akti Kondili Piraeus 185 45 Athens Greece

Item 2.	(a).	Name of person filing:

Leskira Holdings Co. Limited Leveret International S.A. Dimitris Melisanidis

(b).	Address or principal business office or, if none, residence:

Leskira Holdings Co. Limited
Nicosia Towers Center, 8th Floor
36 Vyronos Street
1096, Nicosia
Cyprus

 Leveret International S.A.
22, Avenue de la Liberté
L-1930 Luxembourg
Luxembourg

Dimitris Melisanidis
10 Akti Kondili
Piraeus 185 45 Athens
Greece

(c).	Citizenship:

Leskira Holdings Co. Limited – Cyprus Leveret International S.A. – Luxembourg Dimitris Melisanidis – Greece

(d).	Title of class of securities:

Common Stock, par value $0.01 per share

(e).	CUSIP No.:

Y0017S102

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Leskira Holdings Co. Limited – 10,088,031 Leveret International S.A. – 10,088,031 Dimitris Melisanidis – 11,003,031

(b)	Percent of class:

Leskira Holdings Co. Limited – 20.4%
Leveret International S.A. – 20.4%
Dimitris Melisanidis – 22.3%

Calculation of ownership percentages herein are based on 49,390,853 common shares outstanding as of February 3, 2016.

(c)	Number of shares as to which Leskira Holdings Co. Limited has:
	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	10,088,031	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	10,088,031	.

(c)	Number of shares as to which Leveret International S.A. has:

	(i)	Sole power to vote or direct the vote	0	,

	(ii)	Shared power to vote or direct the vote	10,088,031	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	10,088,031	.

(c)	Number of shares as to which Dimitris Melisanidis has:

	(i)	Sole power to vote or to direct the vote	915,000	,

	(ii)	Shared power to vote or to direct the vote	10,088,031	,

	(iii)	Sole power to dispose or to direct the disposition of	915,000	,

	(iv)	Shared power to dispose or to direct the disposition of	10,088,031	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 16, 2016
LESKIRA HOLDINGS CO. LIMITED*

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis
	Title:	Attorney-in-Fact

LEVERET INTERNATIONAL S.A.*

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis
	Title:	Attorney-in-Fact

DIMITRIS MELISANIDIS*

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13G/A, including any amendment thereto, relating to the common shares, par value $0.01 per share, of Aegean Marine Petroleum Network Inc.

Date:  February 16, 2016

LESKIRA HOLDINGS CO. LIMITED

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis
	Title:	Attorney-in-Fact

LEVERET INTERNATIONAL S.A.

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis
	Title:	Attorney-in-Fact

DIMITRIS MELISANIDIS

By:	/s/ Dimitris Melisanidis
	Name:	Dimitris Melisanidis

Exhibit B

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Leskira Holdings Co. Limited hereby constitutes and appoints Dimitris Melisanidis its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the sole purpose of executing and delivering in its name and on its behalf any and all Regulatory Filings under the Securities Exchange Act of 1934, as amended, and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as it might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

Dated this 12th day of February, 2016.

LESKIRA HOLDINGS CO. LIMITED

By:	/s/ Chrystalla Yiallourou
	Name:	Chrystalla Yiallourou
	Title:	Director

By:	/s/ Kyriacos Kyriacou
	Name:	Kyriacos Kyriacou
	Title:	Director

Exhibit C

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Leveret International S.A. hereby constitutes and appoints Dimitris Melisanidis its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the sole purpose of executing and delivering in its name and on its behalf any and all Regulatory Filings under the Securities Exchange Act of 1934, as amended, and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as it might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

Dated this 16th day of February, 2016.

LEVERET INTERNATIONAL S.A.

By:	/s/ George Tzannakos
	Name:	George Tzannakos
	Title:	Class A Director

By:	/s/ Stylianos Kostopoulos
	Name:	Stylianos Kostopoulos
	Title:	Class B Director